UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”) dated June 24, 2008, announcing the Company’s acquisition of five vessels and chartering-in of five vessels.

Exhibit 1

FRO – Acquisition of vessels and time charter contracts

Frontline Ltd. (the "Company" or "Frontline") (NYSE:FRO) is pleased to announce the acquisition of five double hull Suezmax tankers en bloc from Top Ships Inc. at a purchase price of $240 million. The vessels are built in the period 1992 to1996, and will be delivered in the period June 2008 to August 2008.

Frontline is also pleased to announce the agreement to take five double hull Suezmax tankers on time charter from Eigir Shipping for the balance period of existing charters, all with delivery June/August 2008 and redelivery November 2009/April 2010. The vessels are built in the period 1999 to 2006.

The acquisitions and chartering-in of the vessels will contribute to further consolidation in the suezmax market. This also confirms Frontline’s regained position as the world’s largest operator and owner of double hull Suezmax tonnage in addition to its position as the world’s largest independent operator and owner of double hull VLCC tonnage.

Frontline’s commitment to acquire the five double hull Suezmax tankers and to charter-in further five, confirms the Board’s firm belief in the future prospects in the tanker market.

Chairman John Fredriksen says in a comment:
“We have for several months looked for ways to increase Frontline’s exposure to the strong tanker market. Suezmax rates and values have lagged the VLCC development during the last months, and provide thereby better value.  The two deals will increase Frontline’s exposure in the double hull Suezmax market from nine to 19 units, in addition to its eight Suezmax newbuildings to be delivered in 2009/2010. The deals should be seen as an opportunistic investment approach where the first fixtures in the current strong market will take down the financial risks, while upside for shareholders remains significant.”

June 24, 2008
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Jens Martin Jensen: Acting Chief Executive officer, Frontline Management AS
                       +47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
                        +47 23 11 40 76

Calpetro (Bahams III)

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

By:	/s/ Inger M. Klemp
Inger M. Klemp Principal Financial Officer

Dated: June 25, 2008